SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

AMENDMENT NO. 1 TO
SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
______________

SUNPOWER CORPORATION
(Name of Subject Company (Issuer))
______________

SUNPOWER CORPORATION
(Name of Filing Persons (Offeror))
______________

0.75% Senior Convertible Debentures Due 2027
(Title of Class of Securities)

867652 AB 5
(CUSIP Number of Class of Securities)\

Thomas H. Werner
Chief Executive Officer and President
3939 North First Street
San Jose, California 95134
(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 3939 North First Street San Jose, California 95134 (408) 240-5500	Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$143,883,000	$10,259

*
Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the repurchase of all outstanding 0.75% Senior Convertible Debentures Due 2027 for the principal amount outstanding plus accrued and unpaid interest to but excluding August 2, 2010.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and equals $71.30 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $10,259	Filing Party: SunPower Corporation
Form or Registration No.: Schedule TO-I	Date Filed: July 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO-I (“Schedule TO”) filed by SunPower Corporation, a Delaware corporation (“SunPower”), on July 2, 2010 that related to SunPower’s offer to repurchase for cash the 0.75% Senior Convertible Debentures due 2027 issued by it on July 31, 2007 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Debentures, the Company Repurchase Notice to Holders of its Debentures, dated July 2, 2010 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to the Schedule TO.  The terms of the Debentures and the Indenture required that, at the option (the “Option”) of each holder of Debentures (each a “Holder”), SunPower repurchase on August 2, 2010 all or a portion of the Debentures held by such Holders in increments of $1,000 principal amount.

The Debentures were issued pursuant to an Indenture, dated as of February 7, 2007, by and between the SunPower and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of July 31, 2007 (as so supplemented, the “Indenture”), by and between SunPower and the Trustee.

SunPower is filing this Amendment No. 1 to amend and supplement the Schedule TO and to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:

The Option expired at 5:00 p.m., New York City time, on Monday, August 2, 2010.  Debentures in an aggregate principal amount of $143,304,000 were validly delivered for repurchase and not withdrawn prior to the expiration of the Option, and all such Debentures have been accepted for repurchase at a cash price of 100% of the principal amount.  SunPower has forwarded cash in payment of such principal amount, plus accrued and unpaid interest to but excluding August 2, 2010 on the debentures delivered for repurchase, or an aggregate amount of $143,306,986, to the Paying Agent for distribution to DTC, the sole record Holder.  DTC will distribute the cash to each participant that has validly delivered Debentures and not validly withdrawn such delivery prior to the expiration of the Option.  An aggregate principal amount of $579,000 of the Debentures will remain issued and outstanding after the repurchase.

Item 11.  Additional Information.

(b)  The information set forth in Item 4 above is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

By:	/s/ Bruce R. Ledesma
Name: Bruce R. Ledesma
Title: Executive Vice President, General Counsel and
Corporate Secretary

Dated:  August 3, 2010

EXHIBIT INDEX

(a)(1)(A)	Company Repurchase Notice to Holders of its 0.75% Senior Convertible Debentures due 2027, dated July 2, 2010*

(a)(1)(B)	Form of Repurchase Notice*

(a)(1)(C)	Form of Notice of Withdrawal*

(a)(1)(D)	Substitute Form W-9*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(b)	Not applicable

(d)(1)
Indenture, dated February 7, 2007, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 10.2 to SunPower’s Current Report on Form 8-K filed on February 8, 2007*

(d)(2)
Form of Second Supplemental Indenture, by and among SunPower and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to SunPower’s Current Report on Form 8-K filed on July 26, 2007*

(g)	Not applicable

(h)	Not applicable

* Previously filed